

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

<u>Via E-mail</u>
Mr. Daniel Bartley
Chief Executive Officer
Ruby Creek Resources Inc.
750 3rd Avenue 11th Floor
New York, NY 10017

> **Re: Ruby Creek Resources Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed December 14, 2011**
> **File No. 000-52354**

Dear Mr. Bartley:

We issued comments on the above captioned filing on September 6, 2012. On October 26, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 or me at (202) 551-3795 if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director